UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Electro Scientific Industries, Inc.
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

285229100
(CUSIP Number)

ERIC SINGER
VIEX CAPITAL ADVISORS, LLC
(f/k/a Vertex Capital Advisors, LLC)
825 Third Avenue, 33rd Floor
New York, New York 10022

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 285229100

1	NAME OF REPORTING PERSON VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 741,755
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 741,755
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 741,755
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON PN

* This Series One is part of a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership.

CUSIP NO. 285229100

1	NAME OF REPORTING PERSON VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,626,397
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,626,397
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,626,397
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 285229100

1	NAME OF REPORTING PERSON VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 741,755
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 741,755
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 741,755
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 285229100

1	NAME OF REPORTING PERSON VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,626,397
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,626,397
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,626,397
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 285229100

1	NAME OF REPORTING PERSON VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,368,152
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,368,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,368,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 285229100

1	NAME OF REPORTING PERSON Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,368,152
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,368,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,368,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 285229100

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Effective December 28, 2015, certain of the Reporting Persons underwent a name change.  Accordingly, Items 2(a), (c) and (f) are hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)
VIEX Opportunities Fund, LP – Series One (“Series One”), a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership formerly known as Vertex Opportunities Fund, LP, with respect to the Shares directly and beneficially owned by it;1

(ii)	VIEX Special Opportunities II, LP, a Delaware limited partnership formerly known as Vertex Special Opportunities II, LP (“VSO II”), with respect to the Shares directly and beneficially owned by it;

(iii)	VIEX GP, LLC, a Delaware limited liability company formerly known as Vertex GP, LLC (“VIEX GP”), as the general partner of Series One;

(iv)	VIEX Special Opportunities GP II, LLC, a Delaware limited liability company formerly known as Vertex Special Opportunities GP II, LLC (“VSO GP II”), as the general partner of VSO II;

(v)	VIEX Capital Advisors, LLC, a Delaware limited liability company formerly known as Vertex Capital Advisors, LLC (“VIEX Capital”), as the investment manager of each of Series One and VSO II; and

(vi)	Eric Singer, as managing member of each of VIEX GP, VSO GP II, and VIEX Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(c)           The principal business of Series One is investing in securities. The principal business of VIEX GP is acting as the general partner of Series One. The principal business of VSO II is investing in securities. The principal business of VSO GP II is acting as the general partner of VSO II. VIEX Capital serves as the investment manager to each of Series One and VSO II. The principal occupation of Mr. Singer is serving as the managing member of each of VIEX GP, VSO GP II and VIEX Capital.

(f)           Each of Series One, VIEX GP, VSO II, VSO GP II and VIEX Capital is organized under the laws of the State of Delaware. Mr. Singer is a citizen of the United States of America.

1 On June 17, 2015, VIEX Opportunities Fund, LP (f/k/a Vertex Opportunities Fund, LP) became a series limited liability company and the Shares previously reported to be owned by it are now deemed to be owned by “VIEX Opportunities Fund, LP – Series One.”

CUSIP NO. 285229100

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Series One and VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 741,755 Shares beneficially owned by Series One is approximately $4,036,706, excluding brokerage commissions. The aggregate purchase price of the 1,626,397 Shares beneficially owned by VSO II is approximately $ 7,864,369, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 31,127,287 Shares outstanding, which is the total number of Shares outstanding as of February 5, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 9, 2016.

A.	Series One

(a)	As of the close of business on February 26, 2016, Series One beneficially owned 741,755 Shares.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 741,755
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 741,755

(c)	The transactions in the Shares by Series One during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	VSO II

(a)	As of the close of business on February 26, 2016, VSO II beneficially owned 1,626,397 Shares.

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,626,397
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,626,397

(c)	The transactions in the Shares by VSO II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 285229100

C.	VIEX GP

(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 741,755 Shares owned by Series One.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 741,755
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 741,755

(c)
VIEX GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Series One during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	VSO GP II

(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 1,626,397 Shares owned by VSO II.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,626,397
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,626,397

(c)
VSO GP II has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of VSO II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	VIEX Capital

(a)	VIEX Capital, as the investment manager of Series One and VSO II, may be deemed the beneficial owner of the (i) 741,755 Shares owned by Series One and (ii) 1,626,397 Shares owned by VSO II.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,368,152
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,368,152

(c)
VIEX Capital has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Series One and VSO II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 285229100

F.	Eric Singer

(a)	Mr. Singer, as the managing member of VIEX GP, VSO GP II and VIEX Capital, may be deemed the beneficial owner of the (i) 741,755 Shares owned by Series One and (ii) 1,626,397 Shares owned by VSO II.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,368,152
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,368,152

(c)
Mr. Singer has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Series One and VSO II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Amendment No. 2 shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 285229100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2016

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

CUSIP NO. 285229100

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX OPPORTUNITIES FUND, LP – SERIES ONE

Sale of Common Stock	(100)	5.6500	01/04/2016
Sale of Common Stock	(1,423)	5.5911	01/25/2016
Sale of Common Stock	(1,000)	5.5515	01/26/2016
Sale of Common Stock	(1,000)	5.7600	01/28/2016
Sale of Common Stock	(7,000)	6.0103	01/29/2016
Sale of Common Stock	(300)	6.0500	02/02/2016
Sale of Common Stock	(17,382)	6.6114	02/03/2016
Sale of Common Stock	(36,733)	6.7586	02/04/2016
Sale of Common Stock	(4,882)	6.7998	02/05/2016
Sale of Common Stock	(3,918)	6.7609	02/08/2016
Sale of Common Stock	(5,260)	6.7605	02/09/2016
Sale of Common Stock	(12,817)	6.8420	02/10/2016
Sale of Common Stock	(14,446)	6.8427	02/11/2016
Sale of Common Stock	(2,136)	6.9000	02/12/2016
Sale of Common Stock	(12,044)	6.9751	02/16/2016
Sale of Common Stock	(3,854)	6.9736	02/17/2016
Sale of Common Stock	(54,755)	7.3612	02/24/2016
Sale of Common Stock	(16,817)	7.1579	02/25/2016
Sale of Common Stock	(44,698)	7.0820	02/26/2016

VIEX SPECIAL OPPORTUNITIES FUND II, LP

Sale of Common Stock	(36,739)	6.6114	02/03/2016
Sale of Common Stock	(19,025)	6.7586	02/04/2016
Sale of Common Stock	(10,318)	6.7998	02/05/2016
Sale of Common Stock	(8,282)	6.7609	02/08/2016
Sale of Common Stock	(11,117)	6.7605	02/09/2016
Sale of Common Stock	(27,090)	6.8420	02/10/2016
Sale of Common Stock	(30,533)	6.8427	02/11/2016
Sale of Common Stock	(4,516)	6.9000	02/12/2016
Sale of Common Stock	(25,456)	6.9751	02/16/2016
Sale of Common Stock	(8,146)	6.9736	02/17/2016
Sale of Common Stock	(115,732)	7.3612	02/24/2016
Sale of Common Stock	(35,545)	7.1579	02/25/2016
Sale of Common Stock	(94,474)	7.0820	02/26/2016